Exhibit 99.2

Tata Motors Limited and subsidiaries

Condensed Consolidated Balance Sheets

		As at December 31,				As at March 31,
	Notes	2014		2014		2014
		(Unaudited)		(Unaudited)
		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	2,722.0	Rs.	171,582.7	Rs.	159,921.5
Short-term deposits			1,982.5		124,964.8		125,150.4
Finance receivables	4		1,110.9		70,022.6		90,832.5
Trade receivables			1,826.6		115,139.5		109,644.8
Investments	5		2,318.4		146,138.9		95,337.5
Other financial assets	6		531.5		33,505.7		43,974.3
Inventories	8		4,576.8		288,497.9		272,735.9
Other current assets	9		887.2		55,926.0		52,692.2
Current income tax assets			22.7		1,430.6		3,420.3

Total current assets			15,978.6		1,007,208.7		953,709.4

Non-current assets:
Finance receivables	4		1,522.0		95,941.7		94,442.7
Investments	5		102.6		6,468.0		6,539.3
Other financial assets	7		319.1		20,115.9		52,444.0
Property, plant and equipment	11		9,242.1		582,578.9		494,609.9
Goodwill			119.2		7,514.9		7,449.2
Intangible assets	12		8,611.5		542,824.5		492,184.1
Investments in equity accounted investees			510.1		32,151.2		20,236.7
Non-current income tax assets			153.1		9,649.1		8,558.2
Deferred income taxes			648.6		40,886.1		39,150.5
Other non-current assets	10		349.7		22,043.0		15,451.9

Total non-current assets			21,578.0		1,360,173.3		1,231,066.5

Total assets		US$	37,556.6	Rs.	2,367,382.0	Rs.	2,184,775.9

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			8,405.0		529,809.5		544,197.3
Acceptances			599.0		37,760.0		51,620.4
Short-term borrowings and current portion of long-term debt	13		2,974.3		187,486.9		165,960.6
Other financial liabilities	15		938.9		59,178.1		34,924.2
Provisions	17		793.6		50,024.4		45,713.8
Other current liabilities	18		711.5		44,846.2		54,186.5
Current income tax liabilities			289.8		18,270.3		13,986.7

Total current liabilities			14,712.1		927,375.4		910,589.5

Non-current liabilities:
Long-term debt	14		8,598.7		542,017.0		454,138.6
Other financial liabilities	16		444.6		28,023.3		9,172.7
Deferred income taxes			769.5		48,500.0		35,271.8
Provisions	17		1,172.2		73,898.9		66,810.2
Other liabilities	19		1,331.4		83,921.8		77,096.8

Total non-current liabilities			12,316.4		776,361.0		642,490.1

Total liabilities			27,028.5		1,703,736.4		1,553,079.6

Equity:
Ordinary shares			86.8		5,473.8		5,473.8
‘A’ Ordinary shares			15.3		964.0		964.0
Additional paid-in capital			2,972.0		187,341.3		187,341.3
Reserves			6,563.9		413,759.2		308,089.4
Other components of equity			822.5		51,848.3		125,609.2

Equity attributable to shareholders of Tata Motors Limited			10,460.5		659,386.6		627,477.7
Non-controlling interests			67.6		4,259.0		4,218.6

Total equity			10,528.1		663,645.6		631,696.3

Total liabilities and equity		US$	37,556.6	Rs.	2,367,382.0	Rs.	2,184,775.9

See accompanying notes to unaudited condensed consolidated financial statements

Tata Motors Limited and subsidiaries

Unaudited Condensed Consolidated Income Statements

		Nine months ended December 31,
	Notes	2014		2014		2013
		(In millions, except per share amounts)
Revenues		US$	30,613.6	Rs.	1,929,725.5	Rs.	1,655,624.6
Finance revenues			271.2		17,096.6		24,337.9

Total revenues			30,884.8		1,946,822.1		1,679,962.5
Change in inventories of finished goods and work-in-progress			(244.4)		(15,404.5)		(20,914.3)
Purchase of products for sale			1,526.0		96,190.2		77,477.6
Raw materials, components and consumables			17,684.5		1,114,742.1		976,086.2
Employee cost	21		2,926.8		184,490.1		154,487.8
Depreciation and amortization			1,512.2		95,322.1		79,324.2
Other expenses	22		6,229.3		392,667.0		352,130.5
Expenditure capitalized			(1,798.9)		(113,394.5)		(98,594.3)
Other (income) / loss (net)	23		(145.0)		(9,143.8)		(10,374.2)
Foreign exchange (gain)/loss (net)			(41.1)		(2,590.6)		(6,527.7)
Interest income			(78.4)		(4,942.9)		(4,758.9)
Interest expense (net)	24		495.7		31,246.8		34,704.6
Impairment in respect of an equity accounted investee			—		—		8,033.7
Share of (profit)/loss of equity accounted investees			48.4		3,049.7		2,082.2

Net income before tax			2,769.7		174,590.4		136,805.1
Income tax expense			(977.5)		(61,620.1)		(47,407.4)

Net income		US$	1,792.2	Rs.	112,970.3	Rs.	89,397.7

Attributable to:
Shareholders of Tata Motors Limited			1,784.6		112,493.6		89,116.0
Non-controlling interests			7.6		476.7		281.7
Earnings per share:	29
Ordinary shares:
Basic		US$	0.6	Rs.	34.9	Rs.	27.7
Diluted		US$	0.6	Rs.	34.9	Rs.	27.7
‘A’ Ordinary shares:
Basic		US$	0.6	Rs.	35.0	Rs.	27.8
Diluted		US$	0.6	Rs.	35.0	Rs.	27.8

See accompanying notes to unaudited condensed consolidated financial statements

Tata Motors Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Nine months ended December 31,
	2014		2014		2013
	(In millions)
Net income	US$	1,792.2	Rs.	112,970.3	Rs.	89,397.7
Other comprehensive income:
(i) Items that will not be reclassified subsequently to profit and loss:
Remeasurement gains and (losses) on defined benefit obligations (net)		(2.8)		(177.7)		(15,066.9)

Share of remeasurement gains and (losses) on defined benefit obligations (net) of equity accounted investees		0.2		12.4		(12.2)
Income tax relating to items that will not be reclassified subsequently		0.8		48.5		33.5

		(1.8)		(116.8)		(15,045.6)

(ii) Items that may be reclassified subsequently to profit and loss:
Currency translation gain/(loss)		(134.2)		(8,459.8)		83,181.4
Gain/(loss) on cash flow hedges (net)		(1,316.1)		(82,957.6)		89,516.4
Available-for-sale investments		0.2		15.1		623.7
Share of other comprehensive income of equity accounted investees		16.3		1,024.4		1,922.4
Income tax relating to items that may be reclassified subsequently		263.0		16,576.9		(18,552.8)

		(1,170.8)		(73,801.0)		156,691.1

Other comprehensive income/(loss) for the period, net of tax (i+ii)		(1,172.6)		(73,917.8)		141,645.5

Total comprehensive income for the period	US$	619.6	Rs.	39,052.5	Rs.	231,043.2

Attributable to:
Shareholders of Tata Motors Limited		612.8		38,622.0		230,422.6
Non-controlling interests		6.8		430.5		620.6

See accompanying notes to unaudited condensed consolidated financial statements

Tata Motors Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended December 31,
	2014		2014		2013
	(In millions)
Cash flows from operating activities:
Net income	US$	1,792.2	Rs.	112,970.3	Rs.	89,397.7
Adjustments for:
Depreciation and amortization		1,512.2		95,322.1		79,324.2
Inventory write-down		59.6		3,758.2		2,044.4
Allowances for finance receivables		234.5		14,780.7		16,801.6
Allowances for trade and other receivables		21.6		1,360.9		1,815.7
Impairment in respect of an equity accounted investee		—		—		8,033.7
Share of loss of equity accounted investees		48.4		3,049.7		2,082.2
Loss on sale of assets / assets written off		50.6		3,192.0		144.9
(Gain) on sale / loss on fair valuation of available-for-sale investments (net)		(10.8)		(683.5)		(545.2)
Gain/(loss) on change in the fair value of conversion options		—		—		838.2
(Gain) / loss on fair value of prepayment option on Senior Notes		—		—		(1,993.9)
Acquisition related cost		—		—		27.6
Foreign exchange (gain) / loss		303.1		19,105.5		(7,080.3)
Income tax expense		977.5		61,620.1		47,407.4
Interest expense (net)		495.7		31,246.8		34,704.6
Interest income		(78.4)		(4,942.9)		(4,758.9)
Dividend income		(4.5)		(289.7)		(241.2)
Gain on fair value of below market interest loans		(3.8)		(237.8)		(2,059.0)
Non-cash dividend income on mutual funds		(0.7)		(41.2)		(91.0)

Cash flows from operating activities before changes in following assets and liabilities		5,397.2		340,211.2		265,852.7
Trade receivable		(123.7)		(7,797.7)		11,609.3
Finance receivable		71.9		4,530.2		(16,765.3)
Other financial assets		(45.2)		(2,847.8)		(925.7)
Other current assets		(53.0)		(3,340.2)		21,210.4
Inventories		(349.1)		(22,009.5)		(22,503.2)
Other non-current assets		(66.0)		(4,158.6)		(1,523.7)
Accounts payable		(384.3)		(24,231.1)		(30,406.7)
Acceptances		(220.5)		(13,902.6)		(10,341.1)
Other current liabilities		(141.9)		(8,948.3)		(7,917.5)
Other financial liabilities		10.1		639.6		(226.5)
Other non-current liabilities		125.0		7,880.8		19,272.6
Provisions		134.3		8,460.7		(2,572.7)

Cash generated from operations		4,354.8		274,486.7		224,762.6
Income tax paid		(420.8)		(26,524.9)		(28,882.9)

Net cash provided by operating activities		3,934.0		247,961.8		195,879.7

Cash flows from investing activities:
Deposits with banks		(185.2)		(11,671.6)		(35,413.8)
Realization of deposits with banks		210.5		13,271.3		2,824.7
(Purchase) / sale of available-for-sale investments (net)		(830.2)		(52,328.7)		(21,801.4)
Purchases of other investments		(0.6)		(37.6)		(32.8)
Proceeds from sale of available-for-sale investments		6.7		421.9		24.5

Tata Motors Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Nine months ended December 31,
	2014		2014		2013
	(In millions)
Deposits of margin money and other restricted deposits	US$	—	Rs.	(1.9)	Rs.	(1,828.7)
Realization of margin money and other restricted deposits		6.8		430.4		8,824.2
(Increase)/decrease in short-term inter-corporate deposits		(15.1)		(950.0)		—
Investments in equity accounted investees		(222.6)		(14,030.8)		(8,829.2)
Dividends received from equity accounted investees		2.3		145.2		135.0
Interest received		69.0		4,350.3		4,650.1
Dividend received		4.6		289.7		241.2
Payments for property, plant and equipment		(1,991.3)		(125,524.3)		(97,834.3)
Proceeds from sale of property, plant and equipment		3.5		222.4		476.3
Payments for intangible assets		(1,586.0)		(99,971.5)		(87,369.6)
Payments for acquisitions, net of cash acquired		—		—		(1,294.3)

Net cash used in investing activities		(4,527.6)		(285,385.2)		(237,228.1)

Cash flows from financing activities:
Proceeds from issuance of shares		—		—		0.9
Shares issuance costs and FCCN conversion expenses		—		—		(3.5)
Dividends paid (including dividend distribution tax)		(106.5)		(6,713.1)		(6,790.9)
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(6.2)		(390.1)		(306.6)
Interest paid		(613.4)		(38,666.0)		(40,537.6)
Proceeds from issuance of short-term debt		1,159.7		73,104.8		100,282.9
Repayment of short-term debt		(1,003.3)		(63,244.6)		(86,789.5)
Net change in other short-term debt (with maturity up to three months)		293.0		18,471.6		1,448.7
Proceeds from issuance of long-term debt		2,357.9		148,629.3		158,038.1
Repayments of long-term debt		(1,270.3)		(80,071.7)		(65,330.6)
Debt issuance cost		(9.3)		(584.9)		(2,005.2)

Net cash provided by / (used in) financing activities		801.6		50,535.3		58,006.7

Net change in cash and cash equivalents		208.0		13,111.9		16,658.3
Effect of foreign exchange on cash and cash equivalents		(23.0)		(1,450.7)		22,337.3
Cash and cash equivalents, beginning of the period		2,537.0		159,921.5		116,909.9

Cash and cash equivalents, end of the period	US$	2,722.0	Rs.	171,582.7	Rs.	155,905.5

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit / deferred credit	US$	694.7	Rs.	43,790.2	Rs.	26,317.0
FCCN converted to Ordinary Shares *		—		—		8,644.9

*	4% Foreign Currency Convertible Notes (USD) due 2014 (FCCN), converted into 28,549,566 Ordinary Shares (face value of Rs.2) during the period ended December 31, 2013.

See accompanying notes to unaudited condensed consolidated financial statements

Tata Motors Limited and subsidiaries

Unaudited Condensed Consolidated statements of changes in equity

For each of the nine months ended December 31, 2014 and 2013

					Other components of equity						Reserves
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2014	Rs.	6,437.8	Rs.	187,341.3	Rs.	70,610.8	Rs.	800.2	Rs.	54,198.2	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,301.7	Rs.	140.0	Rs.	293,559.0	Rs.	627,477.7	Rs.	4,218.6	Rs.	631,696.3
Income for the period																						112,493.6		112,493.6		476.7		112,970.3
Other comprehensive income /(loss) for the period						(7,390.5)		(4.3)		(66,366.1)												(110.7)		(73,871.6)		(46.2)		(73,917.8)

Total comprehensive income for the period		—		—		(7,390.5)		(4.3)		(66,366.1)		—		—		—		—		—		112,382.9		38,622.0		430.5		39,052.5

Dividend paid (including dividend tax)																						(6,713.1)		(6,713.1)		(390.1)		(7,103.2)

Balance as of December 31, 2014	Rs.	6,437.8	Rs.	187,341.3	Rs.	63,220.3	Rs.	795.9	Rs.	(12,167.9)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,301.7	Rs.	140.0	Rs.	399,228.8	Rs.	659,386.6	Rs.	4,259.0	Rs.	663,645.6

									Rs.	51,848.3											Rs.	413,759.2

	US$	102.1	US$	2,972.0	US$	1,002.9	US$	12.6	US$	(193.0)	US$	0.4	US$	165.3	US$	26.1	US$	36.5	US$	2.2	US$	6,333.4	US$	10,460.5	US$	67.6	US$	10,528.1

									US$	822.5											US$	6,563.9

See accompanying notes to unaudited condensed consolidated financial statements

					Other components of equity						Reserves
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve	Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2013	Rs.	6,380.7	Rs.	178,971.7	Rs.	3,820.6	Rs.	320.3	Rs.	(16,801.3)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,083.8	Rs.140.0	Rs.	183,264.0	Rs.	370,268.5	Rs.	3,637.2	Rs.	373,905.7
Income for the period																					89,116.0		89,116.0		281.7		89,397.7
Other comprehensive income /(loss) for the period						84,750.7		629.6		70,968.8											(15,042.5)		141,306.6		338.9		141,645.5

Total comprehensive income for the period		—		—		84,750.7		629.6		70,968.8		—		—		—		—	—		74,073.5		230,422.6		620.6		231,043.2

Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 3.5 million)		57.1		8,584.3																			8,641.4				8,641.4
Issue of shares held in abeyance		—		0.9																			0.9				0.9
Dividend paid (including dividend tax)																					(6,790.9)		(6,790.9)		(306.6)		(7,097.5)
Changes in ownership interests in subsidiaries that do not result in a loss of control				(215.6)										—							—		(215.6)		215.6		—

Balance as of December 31, 2013	Rs.	6,437.8	Rs.	187,341.3	Rs.	88,571.3	Rs.	949.9	Rs.	54,167.5	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,083.8	Rs.140.0	Rs.	250,546.7	Rs.	602,326.9	Rs.	4,166.8	Rs.	606,493.7

									Rs.	143,688.7										Rs.	264,859.2

See accompanying notes to unaudited condensed consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Background and operations

Tata Motors Limited and its subsidiaries, collectively referred to as (“the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by dealers of the Company in certain markets. The Company also manufactures engines for industrial and marine applications, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

Tata Motors Limited is a public limited company incorporated and domiciled in India and has its registered office at Mumbai, Maharashtra, India.

The Company’s subsidiaries includes the Jaguar Land Rover business (referred to as JLR) which has three manufacturing facilities and two advanced engineering centres in the UK and a worldwide sales network.

As on December 31, 2014, Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 28.64% of the ordinary shares and 0.50% of ‘A’ ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations.

The condensed consolidated financial statements were approved by the Board of Directors and authorised for issue on March 25, 2015.

2. a.	Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (referred to as “IAS 34”) as issued by the International Accounting Standards Board (referred to as “IASB”). They do not include all the information and disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Company’s Consolidated Financial Statements for the year ended March 31, 2014, which was prepared in accordance with International Financial Reporting Standards (referred to as ‘IFRS’) as issued by the IASB, filed in Form 20-F with the Securities and Exchange Commission on July 31, 2014. The condensed consolidated balance sheet at March 31, 2014 has been derived from the Company’s audited consolidated financial statement at that date. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included.

b.	Significant accounting policies

The condensed consolidated financial statements have been prepared on historical cost basis except for certain financial instruments measured at fair value.

The same accounting policies have been followed in these condensed consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended March 31, 2014. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year.

The results for the nine months ended December 31, 2014 are not necessarily indicative of the results that may be expected for the year ending March 31, 2015. Automotive business is seasonal in nature and sales volume and prices fluctuates during certain quarters, influenced by the demand.

c.	Convenience translation

The condensed consolidated financial statements have been expressed in Indian rupees (“Rs.”), Tata Motors Limited functional currency. For the convenience of the reader, the financial statements as at and for the nine months ended December 31, 2014, have been translated into U.S. dollars at US$ 1.00 = Rs. 63.035, based on fixing rate in the City of Mumbai on December 31, 2014, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI).

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Cash balances	US$	5.4	Rs.	340.0	Rs.	386.3
Balances with banks (including deposits with original maturity of upto three months)		2,716.6		171,242.7		159,535.2

Total	US$	2,722.0	Rs.	171,582.7	Rs.	159,921.5

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Finance receivables	US$	3,265.3	Rs.	205,825.8	Rs.	216,862.7
Less: allowance for credit losses		632.4		39,861.5		31,587.5

Total	US$	2,632.9	Rs.	165,964.3	Rs.	185,275.2

Current portion		1,110.9		70,022.6		90,832.5
Non-current portion		1,522.0		95,941.7		94,442.7

Total	US$	2,632.9	Rs.	165,964.3	Rs.	185,275.2

5.	Investments

Investments consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Available-for-sale, at fair value	US$	2,357.3	Rs.	148,593.6	Rs.	97,882.1
Unquoted equity investments, at cost		62.4		3,933.3		3,919.7
Loans and receivables		1.3		80.0		75.0

Total	US$	2,421.0	Rs.	152,606.9	Rs.	101,876.8

Available-for-sale, financial assets (investments) are as follows:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Quoted equity shares	US$	39.7	Rs.	2,501.4	Rs.	2,770.1
Mutual funds		2,317.4		146,077.3		95,016.2
Corporate bonds and other debt instruments		0.2		14.9		95.8

Total available for sale securities	US$	2,357.3	Rs.	148,593.6	Rs.	97,882.1

The current and non-current classifications of investments are as follows:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Current investments	US$	2,318.4	Rs.	146,138.9	Rs.	95,337.5
Non-current investments		102.6		6,468.0		6,539.3

Total	US$	2,421.0	Rs.	152,606.9	Rs.	101,876.8

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

6.	Other financial assets - current

Other financial assets - current consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Derivative financial instruments	US$	344.5	Rs.	21,718.3	Rs.	35,912.4
Advances and other receivables recoverable in cash		130.8		8,242.2		5,530.6
Inter corporate deposits		15.1		953.1		3.1
Margin money with banks		5.6		351.7		352.6
Restricted bank deposits		35.5		2,240.4		2,175.6

Total	US$	531.5	Rs.	33,505.7	Rs.	43,974.3

7.	Other financial assets (non-current)

Other financial assets - non-current consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Margin money with banks	US$	15.6	Rs.	982.5	Rs.	1,008.3
Restricted deposits		42.1		2,653.8		2,524.5
Loans to employees		6.9		432.6		448.0
Loan to joint operation		21.0		1,325.0		1,325.0
Derivative financial instruments		166.1		10,469.6		43,646.9
Others		67.4		4,252.4		3,491.3

Total	US$	319.1	Rs.	20,115.9	Rs.	52,444.0

8.	Inventories

Inventories consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Raw materials, components and consumables	US$	497.0	Rs.	31,327.8	Rs.	28,468.3
Work-in-progress		607.3		38,278.9		26,580.8
Finished goods		3,472.5		218,891.2		217,686.8

Total	US$	4,576.8	Rs.	288,497.9	Rs.	272,735.9

During the period ended December 31, 2014 and year ended March 31, 2014, the Company recorded an inventory write-down expense of Rs. 3,758.2 million and Rs. 3,354.5 million, respectively.

9.	Other current assets

Other current assets consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Advances to suppliers and contractors	US$	24.6	Rs.	1,548.5	Rs.	1,311.1
VAT, other taxes recoverable, statutory deposits and dues from government		653.2		41,178.1		42,233.0
Prepaid expenses		204.6		12,894.2		9,003.7
Others		4.8		305.2		144.4

Total	US$	887.2	Rs.	55,926.0	Rs.	52,692.2

10.	Other non-current assets

Other non-current assets consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	250.5	Rs.	15,793.2	Rs.	9,361.8
Prepaid rentals on operating leases		13.7		862.8		871.9
Prepaid expenses		40.5		2,554.2		2,688.4
Others		45.0		2,832.8		2,529.8

Total	US$	349.7	Rs.	22,043.0	Rs.	15,451.9

11.	Property, Plant and Equipment

During the nine months ended December 31, 2014, the Company acquired land and buildings, plant and equipment, vehicles, computers and furniture and fixtures amounting to Rs. 142,164.3 million.

Capital work-in-progress as at March 31, 2014, included building under construction at Singur in West Bengal of Rs.3,098.8 million for the purposes of manufacturing automobiles. In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a law cancelling the land lease agreement at Singur, and took over possession of the land. The Company challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India in August 2012, which is pending disposal.

Though the Company continues to rigorously press its rights, contentions and claims in the matter, the Company has been advised that the time it may take in disposal of the appeal is uncertain. The Company has also been advised that it has a good case to defend the appeal and will continue to pursue the case and assert its rights and its claims in the Court.

In these circumstances, because of the unanticipated considerable lapse in the passage of time for resolution and in view of the uncertainty on the timing of resolution, the management has during the nine months ended December 31, 2014, made a provision for carrying capital cost of buildings at Singur amounting to Rs.3,098.8 million.

12.	Intangible Assets

During the nine months ended December 31, 2014, the Company incurred software and product development cost amounting to Rs. 107,290.7 million.

13.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Commercial paper	US$	934.2	Rs.	58,889.6	Rs.	18,919.4
Loans from banks / financial institutions		1,128.8		71,155.9		81,285.3
Inter-corporate deposits		10.0		630.0		260.0
Current portion of long-term debt (refer note 14)		901.3		56,811.4		65,495.9

Total	US$	2,974.3	Rs.	187,486.9	Rs.	165,960.6

14.	Long-term debt

Long-term debt consists of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Non Convertible Debentures	US$	2,143.6	Rs.	135,124.4	Rs.	115,755.2
Collateralized debt obligation		130.4		8,218.0		15,413.2
Buyers credit from banks at floating interest rate		268.7		16,935.1		13,350.2
Loan from banks / financial institutions		2,130.1		134,263.1		172,254.1
Senior Notes		4,780.2		301,322.6		199,807.1
Others		47.0		2,965.2		3,054.7

Total		9,500.0		598,828.4		519,634.5
Less: current portion (refer note 13)		901.3		56,811.4		65,495.9

Long-term debt	US$	8,598.7	Rs.	542,017.0	Rs.	454,138.6

Senior Notes :

During the nine months ended December 31, 2014,

(i)	TML Holdings Pte Ltd Singapore has issued US$ 300 million, 5.75% Senior Notes due 2021.

(ii)	The Company has issued US$ 500 million Senior Notes due 2020 at a coupon of 4.625% per annum and US$ 250 million Senior Notes due 2024 at a coupon of 5.750% per annum.

(iii)	Jaguar Land Rover Automotive Plc (JLR) issued US$ 500 million 4.250% Senior Notes due 2019.

Loan from Banks / Financial Institutions :

The Company has prepaid External Commercial Borrowings of US$ 500 million from proceeds of US$ 500 million Senior Notes due 2020.

15.	Other financial liabilities – current

Other current financial liabilities consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	293.2	Rs.	18,490.0	Rs.	18,277.4
Interest accrued but not due		166.5		10,492.8		8,312.3
Lease liabilities		10.5		661.7		711.9
Derivative financial instruments		452.0		28,484.8		6,438.7
Deferred payment liability		9.5		597.5		658.3
Unclaimed matured fixed deposits		3.4		215.8		287.4
Others		3.8		235.5		238.2

Total	US$	938.9	Rs.	59,178.1	Rs.	34,924.2

16.	Other financial liabilities – non current

Other financial liabilities non-current consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Lease liabilities	US$	17.7	Rs.	1,114.0	Rs.	1,497.0
Deferred payment liability		19.4		1,225.7		1,838.3
Derivative financial instruments		394.6		24,871.6		5,483.6
Retention money, security deposits and others		12.9		812.0		353.8

Total	US$	444.6	Rs.	28,023.3	Rs.	9,172.7

17.	Provisions

Provisions consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Current
Product warranty	US$	682.7	Rs.	43,033.0	Rs.	37,925.2
Product liability		50.1		3,161.0		1,841.7
Provision for residual risk		7.2		452.2		179.5
Employee related and other provisions		53.6		3,378.2		5,767.4

Total-Current	US$	793.6	Rs.	50,024.4	Rs.	45,713.8

Non-current
Employee benefits obligations	US$	145.0	Rs.	9,147.2	Rs.	7,822.9
Product warranty		949.0		59,818.7		55,285.2
Provision for residual risk		30.5		1,923.9		1,309.9
Provision for environmental liability		37.8		2,387.5		2,066.8
Other provisions		9.9		621.6		325.4

Total-Non-current	US$	1,172.2	Rs.	73,898.9	Rs.	66,810.2

18.	Other current liabilities

Other current liabilities consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Liability for advances received	US$	362.1	Rs.	22,822.2	Rs.	32,180.1
Statutory dues		254.2		16,024.6		18,152.3
Deferred revenue		73.3		4,617.9		3,313.4
Others		21.9		1,381.5		540.7

Total	US$	711.5	Rs.	44,846.2	Rs.	54,186.5

Statutory dues include sales tax, excise duty and other taxes payable.

19.	Other liabilities - non current

Other liabilities non-current consist of the following:

	As at December 31,				As at March 31,
	2014		2014		2014
	(In millions)
Employee benefit obligations	US$	1,159.5	Rs.	73,086.7	Rs.	67,710.9
Deferred revenue		122.5		7,720.1		6,406.4
Others		49.4		3,115.0		2,979.5

Total	US$	1,331.4	Rs.	83,921.8	Rs.	77,096.8

20.	Dividend:

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. Tata Motors Limited paid dividend per share of Rs. 2 for Ordinary Shares (face value of Rs. 2 each) and Rs. 2.10 for ‘A’ Ordinary Shares (face value of Rs. 2 each) during the period ended December 31, 2014 and 2013.

21.	Employee cost

Employee cost consists of the following:

	Nine months ended December 31,
	2014		2014		2013
	(In millions)
Salaries, wages and welfare expenses	US$	2,597.0	Rs.	163,701.1	Rs.	134,630.1
Contribution to provident fund and other funds		329.8		20,789.0		19,857.7

Total	US$	2,926.8	Rs.	184,490.1	Rs.	154,487.8

22.	Other expenses

Other expenses consist of the following:

	Nine months ended December 31,
	2014		2014		2013
	(In millions)
Stores, spare parts and tools consumed	US$	210.9	Rs.	13,296.4	Rs.	11,946.8
Freight and transportation expenses		969.9		61,137.3		53,558.8
Research and product development cost		325.9		20,542.3		17,885.3
Warranty and product liability expenses		734.4		46,290.7		38,825.8
Allowance for trade and other receivables, and finance receivables		256.1		16,141.6		18,617.3
Works operation and other expenses		2,394.5		150,940.2		130,681.7
Repairs to building and plant and machinery		66.7		4,203.5		2,375.6
Processing charges		124.2		7,830.0		8,348.4
Power and fuel		127.7		8,049.6		8,022.7
Insurance		32.2		2,031.6		2,088.3
Publicity		986.8		62,203.8		59,779.8

Total	US$	6,229.3	Rs.	392,667.0	Rs.	352,130.5

23.	Other income/(loss) (net)

Other income/(loss) (net) consist of the following:

	Nine months ended December 31,
	2014		2014		2013
	(In millions)
Miscellaneous income	US$	179.6	Rs.	11,321.4	Rs.	8,486.0
Dividend income and income on mutual funds		5.2		330.9		332.2
Gain on sale / (loss) on fair valuation of available-for-sale investments (net)		10.8		683.5		545.2
Gain/(loss) on change in the fair value of conversion options		—		—		(838.2)
Gain / (loss) on fair value of prepayment options on Senior Notes		—		—		1,993.9
Loss on sale of assets/assets written off and others (net) *		(50.6)		(3,192.0)		(144.9)

Total	US$	145.0	Rs.	9,143.8	Rs.	10,374.2

*	Includes provision of Rs. 3,098.8 million as described in note 11.

24.	Interest expense (net)

Interest expense (net) consists of the following:

	Nine months ended December 31,
	2014		2014		2013
	(In millions)
Gross interest expense	US$	699.1	Rs.	44,069.7	Rs.	45,631.7
Less: Interest capitalized *		(203.4)		(12,822.9)		(10,927.1)

Total	US$	495.7	Rs.	31,246.8	Rs.	34,704.6

*	Represents borrowing costs capitalized during the period on qualifying assets (property plant and equipment and product development).

25.	Commitments and contingencies

There have been no material changes to the Group’s commitments or contingent liabilities during the period, except as disclosed below.

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating Rs.94,081 million, which includes Rs.15 million in respect of equity accounted investees as at December 31, 2014 (Rs.126,348 million, which includes Rs.316 million in respect of equity accounted investees, as at March 31, 2014), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of capital nature aggregating Rs.2,854 million as at December 31, 2014 (Rs.3,126 million as at March 31, 2014), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company is committed to contribute Rs.35,606 million (Rs. 33,741 million as at March 31, 2014) towards its share in the capital of the joint venture of which Rs. 29,246 million (Rs. 15,665 million as at March 31, 2014) has been contributed as at December 31, 2014. As at December 31, 2014, the Company has an outstanding commitment of Rs.6,360 million (Rs. 18,076 million as at March 31, 2014).

26.	Disclosures on financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of December 31, 2014.

Financial assets	Cash, and loans and receivables		Available for- sale financial assets		Derivatives in other than hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	171,582.7	Rs.	—	Rs.	—	Rs.	—	Rs.	171,582.7	Rs.	171,582.7	US$	2,722.0	US$	2,722.0
Short-term deposits with bank		124,964.8		—		—		—		124,964.8		124,964.8		1,982.5		1,982.5
Finance receivables		165,964.3		—		—		—		165,964.3		166,427.3		2,632.9		2,640.2
Trade receivables		115,139.5		—		—		—		115,139.5		115,139.5		1,826.6		1,826.6
Unquoted equity investments*		—		3,933.3		—		—		3,933.3		—		62.4		—
Other investments		80.0		148,593.6		—		—		148,673.6		148,673.6		2,358.6		2,358.6
Other financial assets:
- current		11,787.4		—		385.9		21,332.4		33,505.7		33,505.7		531.5		531.5
- non-current		9,646.3		—		540.7		9,928.9		20,115.9		20,019.5		319.1		317.6

Total	Rs.	599,165.0	Rs.	152,526.9	Rs.	926.6	Rs.	31,261.3	Rs.	783,879.8	Rs.	780,313.1	US$	12,435.6	US$	12,379.0

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	529,809.5	Rs.	529,809.5	Rs.	529,809.5	US$	8,405.0	US$	8,405.0
Acceptances		—		—		37,760.0		37,760.0		37,760.0		599.0		599.0
Short-term debt (excluding current portion of long-term debt)		—		—		130,675.5		130,675.5		130,675.5		2,073.0		2,073.0
Long-term debt (including current portion of long-term debt)		—		—		598,828.4		598,828.4		624,036.2		9,500.0		9,899.8
Other financial liabilities:
- current		2,335.4		26,149.4		30,693.3		59,178.1		59,178.1		938.9		938.9
- non-current		4,817.2		20,054.4		3,151.7		28,023.3		28,149.1		444.6		446.6

Total	Rs.	7,152.6	Rs.	46,203.8	Rs.	1,330,918.4	Rs.	1,384,274.8	Rs.	1,409,608.4	US$	21,960.5	US$	22,362.3

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2014.

Financial assets	Cash, and loans and receivables		Available for-sale financial assets		Derivatives in other than hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	159,921.5	Rs.	—	Rs.	—	Rs.	—	Rs.	159,921.5	Rs.	159,921.5
Short-term deposits with bank		125,150.4		—		—		—		125,150.4		125,150.4
Finance receivables		185,275.2		—		—		—		185,275.2		185,007.6
Trade receivables		109,644.8		—		—		—		109,644.8		109,644.8
Unquoted equity investments*		—		3,919.7		—		—		3,919.7		—
Other investments		75.0		97,882.1		—		—		97,957.1		97,957.1
Other financial assets:
- current		8,061.9		—		1,174.7		34,737.7		43,974.3		43,974.3
- non-current		8,797.1		—		2,339.8		41,307.1		52,444.0		52,355.4

Total	Rs.	596,925.9	Rs.	101,801.8	Rs.	3,514.5	Rs.	76,044.8	Rs.	778,287.0	Rs.	774,011.1

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	544,197.3	Rs.	544,197.3	Rs.	544,197.3
Acceptances		—		—		51,620.4		51,620.4		51,620.4
Short-term debt (excluding current portion of long-term debt)		—		—		100,464.7		100,464.7		100,464.7
Long-term debt (including current portion of long-term debt)		—		—		519,634.5		519,634.5		538,824.4
Other financial liabilities:
- current		1,063.8		5,374.9		28,485.5		34,924.2		34,924.2
- non-current		1,800.8		3,682.8		3,689.1		9,172.7		9,305.6

Total	Rs.	2,864.6	Rs.	9,057.7	Rs.	1,248,091.5	Rs.	1,260,013.8	Rs.	1,279,336.6

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3, as described below.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category consists of quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities, measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This level of hierarchy includes Company’s over-the-counter (OTC) derivative contracts and fair value of prepayment options embedded within Senior Notes.

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. The main items in this category are conversion option liability in foreign currency convertible notes and unquoted available-for-sale financial assets, measured at fair value.

	As at December 31, 2014
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	148,578.7	Rs.	—	Rs.	14.9	Rs.	148,593.6
Derivative assets		—		32,187.9		—		32,187.9

Total	Rs.	148,578.7	Rs.	32,187.9	Rs.	14.9	Rs.	180,781.5

	US$	2,357.1	US$	510.6	US$	0.2	US$	2,867.9

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	53,356.4	Rs.	—	Rs.	53,356.4

Total	Rs.	—	Rs.	53,356.4	Rs.	—	Rs.	53,356.4

	US$	—	US$	846.6	US$	—	US$	846.6

	As at March 31, 2014
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	97,820.1	Rs.	—	Rs.	62.0	Rs.	97,882.1
Derivative assets		—		79,559.3		—		79,559.3

Total	Rs.	97,820.1	Rs.	79,559.3	Rs.	62.0	Rs.	177,441.4

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	11,922.3	Rs.	—	Rs.	11,922.3

Total	Rs.	—	Rs.	11,922.3	Rs.	—	Rs.	11,922.3

27.	Segment reporting

The Company primarily operates in the Automotive segment. The Automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The financing activity is assessed as an integral part of the overall automotive business. The operating results of the financing activity does not include all of the interest or cost of funds employed for the purposes of financing, and therefore the operating results of this activity is not used to make decisions about resources to be allocated or to assess performance.

The Company’s products mainly include Tata and other brand vehicles and Jaguar and Land Rover vehicles.

The Company manages the automotive business globally with an integrated and synergic strategy. Towards this objective, various steps have been initiated/being taken which mainly include sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

As of December 31, 2014, the Automotive segment is bifurcated into the following two reportable segments:

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology, or IT services, machine tools and factory automation solutions. None of the other operating segments meet the quantitative thresholds to be separately disclosed as a reportable segment.

The segment information presented is in accordance with the accounting policies adopted for preparing the consolidated financial statements of the Company. Segment revenues, expenses and results include inter-segment transfers. Such transfers are undertaken either at competitive market prices charged to unaffiliated customers for similar goods or at contracted rates. These transfers are eliminated on consolidation.

	For the nine months ended December 31, 2014
	Automotive and related activity
	Tata and other brand vehicles including financing thereof *		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total		Total
	(In millions)
Revenues:
External revenue	Rs.	320,968.4	Rs.	1,616,329.8	Rs.	—	Rs.	1,937,298.2	Rs.	9,523.9	Rs.	—	Rs.	1,946,822.1	US$	30,884.8

Inter-segment / intra-segment revenue		421.1		—		(421.1)		—		10,268.1		(10,268.1)		—		—

Total revenues	Rs.	321,389.5	Rs.	1,616,329.8	Rs.	(421.1)	Rs.	1,937,298.2	Rs.	19,792.0	Rs.	(10,268.1)	Rs.	1,946,822.1	US$	30,884.8

Earnings before other income, interest and tax		(18,112.1)		208,964.2		—		190,852.1		2,380.4		(1,022.9)		192,209.6		3,049.3
Share of profit/ (loss) of equity accounted investees		82.5		(2,656.5)		—		(2,574.0)		(475.7)		—		(3,049.7)		(48.4)
Reconciliation to net income:
Other income / (loss) (net)														9,143.8		145.0
Foreign exchange gain/ (loss) (net)														2,590.6		41.1
Interest income														4,942.9		78.4
Interest expense (net)														(31,246.8)		(495.7)
Income tax expense														(61,620.1)		(977.5)

Net Income													Rs.	112,970.3	US$	1,792.2

Depreciation and amortization	Rs.	20,792.3	Rs.	74,100.0	Rs.	—	Rs.	94,892.3	Rs.	429.8	Rs.	—	Rs.	95,322.1	US$	1,512.2

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.

	For the nine months ended December 31, 2013
	Automotive and related activity
	Tata and other brand vehicles including financing thereof *		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	326,000.0	Rs.	1,345,352.3	Rs.	—	Rs.	1,671,352.3	Rs.	8,610.2	Rs.	—	Rs.	1,679,962.5
Inter-segment / intra-segment revenue		3.9		—		(3.9)		—		9,466.6		(9,466.6)		—

Total revenues	Rs.	326,003.9	Rs.	1,345,352.3	Rs.	(3.9)	Rs.	1,671,352.3	Rs.	18,076.8	Rs.	(9,466.6)	Rs.	1,679,962.5

Earnings before other income, interest and tax		(9,531.7)		168,734.9		—		159,203.2		1,614.3		(852.7)		159,964.8

Share of profit/ (loss) of equity accounted investees		164.5		(692.4)		—		(527.9)		(1,554.3)		—		(2,082.2)
Impairment in respect of an equity accounted investee		—		—		—		—		(8,033.7)		—		(8,033.7)
Reconciliation to net income:
Other income / (loss) (net)														10,374.2
Foreign exchange gain/ (loss) (net)														6,527.7
Interest income														4,758.9
Interest expense (net)														(34,704.6)
Income tax expense														(47,407.4)

Net Income													Rs.	89,397.7

Depreciation and amortization	Rs.	18,527.9	Rs.	60,440.6	Rs.	—	Rs.	78,968.5	Rs.	355.7	Rs.	—	Rs.	79,324.2

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.

28.	Related party transactions

The Company’s related parties principally consist of Tata Sons Ltd., subsidiaries and joint ventures of Tata Sons Ltd, the Company’s associates and their subsidiaries, joint operations and joint ventures of the Company. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products and services with its associates, joint operations and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the nine months ended and as of December 31, 2014:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
Purchase of products	Rs.	12,932.9	Rs.	—	Rs.	18,634.9	Rs.	594.6	Rs.	32,162.4	US$	510.2
Sale of products		1,274.3		9,302.0		4,381.6		6,693.5		21,651.4		343.5
Services received		13.7		707.8		0.5		10,574.6		11,296.6		179.2
Services rendered		88.4		1,439.8		13.0		811.7		2,352.9		37.3
Bill discounted		—		—		—		13,826.4		13,826.4		219.3
Purchase of property, plant and equipment		—		—		—		4.7		4.7		0.1

Interest (income) / expense, dividend (income) / paid, net		(114.7)		—		(71.5)		1,608.2		1,422.0		22.6

Amounts receivable in respect of loans and interest thereon		238.1		—		1,813.9		1,026.9		3,078.9		48.8

Amounts payable in respect of loans and interest thereon		721.6		—		—		310.1		1,031.7		16.4

Trade and other receivables		293.3		6,055.8		424.0		1,379.7		8,152.8		129.3
Accounts payable		677.8		7.8		1,408.9		2,295.2		4,389.7		69.6
Accounts payable (in respect of bill discounted)		—		—		—		261.9		261.9		4.2
Loans given / repaid		—		—		—		950.0		950.0		15.1
Purchase of optionally convertible preference shares		1,600.0		—		—		—		1,600.0		25.4
Purchase of unquoted equity shares		—		12,430.8		—		—		12,430.8		197.2
Loans taken / repaid		900.0		—		—		—		900.0		14.3
Deposits receivable		—		—		—		30.0		30.0		0.5

The following table summarizes related party transactions included in the consolidated financial statements for the nine months ended December 31, 2013:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	9,268.1	Rs.	—	Rs.	15,350.9	Rs.	262.2	Rs.	24,881.2
Sale of products		1,392.4		27.8		4,069.1		8,249.6		13,738.9
Services received		52.7		669.0		0.1		10,902.2		11,624.0
Services rendered		96.4		2,073.0		24.6		819.2		3,013.2
Bill discounted		—		—		—		12,102.0		12,102.0
Redemption / buy back of investments		—		94.2		—		—		94.2
Purchase of property, plant and equipment		—		—		—		5.7		5.7
Interest (income) / expense, dividend (income) / paid, net		(114.5)		—		(41.6)		1,440.0		1,283.9
Loans given / repaid		—		—		—		—		—
Purchase of unquoted equity shares		—		8,829.2		—		—		8,829.2
Loans taken / repaid		345.0		—		—		578.7		923.7
The following table summarizes related party transactions included in the consolidated financial statements as of March 31, 2014:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total
	(In millions)
Amounts receivable in respect of loans and interest thereon		1.1		—		1,733.0		89.7		1,823.8
Amounts payable in respect of loans and interest thereon*		160.0		—		—		289.4		449.4
Trade and other receivables		207.2		1,471.3		81.3		2,820.1		4,579.9
Accounts payable		715.2		22.1		1,749.1		2,268.3		4,754.7
Accounts payable (in respect of bill discounted)		—		—		—		1,359.8		1,359.8
Deposits receivable		—		—		—		30.0		30.0

*	Amounts payable in respect of loans and interest consist of collateralized debt obligation for financial assets transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

29.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the nine months ended December 31, 2014:
Ordinary Shares
Basic net earnings per share	Rs.	95,607.6	2,736,678,812	Rs.	34.9
	US$	1,516.7		US$	0.6
Effect of shares kept in abeyance	Rs.	(4.6)	484,470	Rs.	(9.5)
	US$	(0.1)		US$	(0.2)
Diluted earnings per share	Rs.	95,603.0	2,737,163,282	Rs.	34.9
	US$	1,516.6		US$	0.6
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	16,886.0	481,966,945	Rs.	35.0
	US$	267.9		US$	0.6
Effect of shares kept in abeyance	Rs.	4.6	239,570	Rs.	19.2
	US$	0.1		US$	0.3
Diluted earnings per share	Rs.	16,890.6	482,206,515	Rs.	35.0
	US$	268.0		US$	0.6

For the nine months ended December 31, 2013:
Ordinary Shares
Basic net earnings per share	Rs.	75,707.0	2,730,928,545	Rs.	27.7
Effect of shares kept in abeyance	Rs.	(3.8)	490,778	Rs.	(7.7)
Diluted earnings per share	Rs.	75,703.2	2,731,419,323	Rs.	27.7
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	13,409.0	481,960,717	Rs.	27.8
Effect of shares kept in abeyance	Rs.	3.8	245,798	Rs.	15.5
Diluted earnings per share	Rs.	13,412.8	482,206,515	Rs.	27.8

‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

30.	Subsequent events

Subsequent to nine months ended December 31, 2014, Jaguar Land Rover Automotive Plc (JLR) issued GBP 400 million 3.875% Senior Notes due 2023 and US$ 500 million 3.50% Senior Notes due 2020. At the same time, JLR launched tender offers for any and all of the outstanding GBP 500 million 8.25% Senior Notes due 2020 and US$ 410 million 8.125% Senior Notes due 2021. The tender offers are expected to be completed by March 31, 2015.